                                                                      Exhibit 11
                      ATTENTION ALL PARTICIPANTS, RETIREES
                            AND BENEFICIARIES OF THE
                                KERR GROUP, INC.
                             RETIREMENT INCOME PLAN


                             NOTICE OF DETERMINATION


                  PLEASE  TAKE  NOTICE   that  the  Pension   Benefit   Guaranty
Corporation ("PBGC") has determined, pursuant to Section 4042(a)(4) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, 29 U.S.C. ss. 1342(a)(4), that the possible long-run loss of the PBGC with respect to Kerr Group, Inc. Retirement Income Plan (the "Plan") may reasonably be expected to increase unreasonably if the Plan is not terminated. The PBGC has further determined, pursuant to Section 4042(c) of ERISA, 29 U.S.C. ss. 1342(c), that the Plan should therefore be terminated in order to protect the interests of the PBGC. Accordingly, pursuant to Section 4042 of ERISA, 29 U.S.C. ss. 1342, the PBGC intends to apply to the United States District Court for the Eastern District of Pennsylvania for an order terminating the Plan, establishing August 1, 1997 as the date of termination of the Plan, and appointing the PBGC statutory trustee of the Plan.

                  Participants of the Plan should not expect to earn additional benefit eligibility service under the Plan on or after the Plan's termination date.

                  The PBGC has completed its decisionmaking process in this matter. Accordingly, this determination is effective on the date it is issued.



                               Andrea F. Schneider
[PBGC Logo]             Acting Deputy Executive Director
                              and Chief Negotiator


                      PENSION BENEFIT GUARANTY CORPORATION



ISSUED:  August 1, 1997